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Wipro rushes to plug gap after $4-mn fraud
17 Feb 2010, 0824 hrs IST, MV Ramsurya & Pankaj Mishra, ET Bureau
Topics: employee Fraud Wipro Ltd. finance department
MUMBAI | BANGALORE: A Wipro employee embezzled crores of rupees over the past three years, sending India’s third-largest software exporter scrambling to tighten internal controls in the finance division where the fraud took place.
The employee had been working with the company for the past three years in the ‘controllership’ division within the finance department. This cell is responsible for keeping the company’s financial books and also has powers to authorise payments whenever needed. The employee is believed to have embezzled about $4 million by stealing a password and transferring money from Wipro’s account at a bank.
Suresh C Senapaty, Wipro’s CFO, confirmed the incident. “This has been a case of embezzlement, which we discovered in December, and it’s very unfortunate that this person succumbed to this,” Mr Senapaty said. “The company has carried out an investigation and is undertaking actions with respect to stricter adherence to processes.”
Wipro has since disbanded the controllership unit. The fraud is believed to have cost the company about $4 million. Wipro officials have succeeded in recovering about half the money, but will still face a loss of about $2 million.
Mr Senapaty said the incident did not involve more than one Wipro staffer. “Our investigations have revealed that only this employee was involved, and nobody else in the team had any clue,” Mr Senapaty said.
Apart from setting up an internal investigation team, Wipro has also taken help from external auditors and investigation experts who will vet its processes and certify the soundness of its controls. The company is already engaged with an external agency for conducting assessment of the existing audit and other processes in order to verify any potential loopholes.
The amount involved is not large, but the incident has upset people at the helm of India’s the IT major. Wipro has always taken pride in the sound work ethics of its employees and in the strictness of its controls. “We have to be more alert in monitoring, and we need to tighten the processes for ensuring an early warning system and make it tougher,” Mr Senapaty said.
Among other measures being considered by Wipro, employees working in sensitive functions within the finance department may be rotated more frequently. Currently, employees in such functions spend around three years before a transfer. Going forward, Wipro also plans to make it mandatory for employees working in the finance division and elsewhere, to sign an undertaking about sharing of passwords and any unauthorised transactions.
Wipro officials discovered the fraud after receiving an alert about ‘overdraft’ transaction, even when the company’s accounts had sufficient balance according to the official records. The employee, whose name cannot be made public, siphoned off the company’s money to his personal savings accounts in multiple transactions worth anywhere between Rs 1 lakh to Rs 1.2 crore, and used the money to acquire jewellery, apart from making other investments, including buying land.
“The employee stole password from a colleague and used it to transfer money to his and his family members’ personal accounts,” an official told ET on condition of anonymity. While the company continues to believe that it was a fraudulent act committed by the employee, the issue raises questions about information security policies.
An interim report on the incident was presented to the management, board members and other authorities concerned, including disclosure and audit committees. “We have recovered more than half of the amount, and it’s not substantial enough. However, we have kept all the stakeholders posted in an interim report submitted recently,” Mr Senapaty added.
Mr Senapaty, according to several people who spoke with ET on condition of anonymity, had to face some tough questions from the management, and he had to act swiftly in terms of restructuring the entire division.
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